Exhibit 99.1

Luokung Technology Corp. Announces Voluntary Delisting of American Depositary Receipts (“ADRs”) from the NASDAQ Capital Market (“NASDAQ”) and Listing Its Ordinary Shares on NASDAQ

Beijing, September 14, 2018 /PRNewswire/-- Luokung Technology Corp. (Nasdaq: LKCO) (“LK” or the “Company”), a global leading graphics data processing technology company, a leading interactive location-based services in China, and a pioneer and leader of the railway Wi-Fi market in China, today announced it will voluntary delist its ADRs from the NASDAQ, effective prior to the opening of trading on September 20, 2018. The Company will list its ordinary shares on NASDAQ, effective upon the opening of trading on September 20, 2018.

The Bank of New York Mellon, as depositary (the “Depositary”) for the Company’s ADR facility, notified the owners and holders of the Company’s ADRs that the ADR facility will terminate effective at 5:00 p.m. (Eastern Time) on September 19, 2018. Under the terms of the Deposit Agreement among the Company, the Depositary and the owners and holders of ADRs of the Company (the “Deposit Agreement”), owners and holders of the Company’s ADRs have until at least January 21, 2019 to surrender their ADRs to the Depositary for delivery of the underlying ordinary shares of the Company. Subsequent to January 21, 2019, under the terms of the Deposit Agreement, the Depositary may attempt to sell any ordinary shares remaining on deposit with the Depositary. If the Depositary sells such underlying ordinary shares or receives value for such shares, holders must surrender their ADRs to obtain payment of the sale proceeds, net of expenses and applicable tax and charges. For further information about the surrender and cancellation of ADRs, please refer to the notice(s) provided by the Depositary to the owners and holders of the Company’s ADRs.

About Luokung Technology Corp.

Luokung Technology Corp. (“Luokung”) is a global leading graphics data processing technology company, a leading interactive location-based services in China, and a pioneer and leader of the railway Wi-Fi market in China. Luokung’s core mobile application product, the Luokung platform, is a Location-based Service (LBS) social content and service distribution platform. Luokung mainly provides personalized and precise services to long distance travelers in two locations: on the train and at the destination. Based on the travel environment, the core elements of our users’ needs include starving off boredom on trains and discovering and exploring new locations upon arrival. Our main offerings include entertainment services (video and audio, digital reading material, games specific and tailored to the travel stage) and social services (satisfying the demand for value discovery of unfamiliar destinations through social interaction among strangers based on their locations). Luokung obtains travel users by the typical entrance for long-distance travel: offering free Wi-Fi services by systems deployed on the trains. Currently, 290 trains are in operation with the Luokung platform, covering about 200 million passenger trips per year. As the end of 2017, the Luokung platform had approximately 38 million users. More information may be found at http://www.luokung.com.

Business Risks and Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:
At the Company:
Mr. Jay Yu
Chief Financial Officer
Tel:  +86-10-5327-4727
Email: yujie@luokung.com

INVESTOR RELATIONS COUNSEL:
The Equity Group Inc.
Katherine Yao, Senior Associate
Tel: +86-10-5661-7012
Email: kyao@equityny.com